UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-33447

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

AECOM RETIREMENT & SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address to its principal executive office:

AECOM

1999 Avenue of the Stars

Los Angeles, California 90067

AECOM Retirement & Savings Plan

Financial Statements as of

December 31, 2015 and 2014

and for the Year Ended December 31, 2015,

Supplemental Schedule as of December 31, 2015 and

Reports of Independent Registered Public Accounting Firms

AECOM RETIREMENT & SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Americas Benefits Administration Committee

AECOM Retirement & Savings Plan

We have audited the accompanying statement of net assets available for benefits of the AECOM Retirement & Savings Plan (the Plan) as of December 31, 2015 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The Plan’s financial statements as of and for the year ended December 31, 2014 were audited by other auditors whose report dated June 29, 2015, included an explanatory paragraph on the retrospective application of the recently adopted accounting pronouncement as discussed in Note B.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as of and for the year ended December 31, 2015 as a whole.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

As discussed in Note B to the financial statements, as of and for the year ended December 31, 2015, the Plan implemented Accounting Standards Update No. 2015-12 (ASU 2015-12).  We also have audited the adjustments to the 2014 financial statements to retrospectively apply the implementation of ASU 2015-12, as described in Note B.  In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2014 financial statements of the Plan other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2014 financial statements taken as a whole.

/s/ Vasquez & Company LLP

Los Angeles, CA

June 28, 2016

Report of Independent Registered Public Accounting Firm

To the Americas Retirement Plan Investment Committee

AECOM Retirement & Savings Plan

We have audited the accompanying statement of net assets available for benefits of AECOM Retirement & Savings Plan (the Plan) as of December 31, 2014. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit the retrospective application of the recently adopted accounting pronouncements and related information reflected on the statement of net assets available for benefits as of December 31, 2014 and the related footnote disclosures, as discussed in Note B to the financial statement.

In our opinion, except for effects of such adjustments, if any, as might have been determined to be necessary had we been engaged to audit the Plan’s retroactive application of the recently adopted accounting pronouncements, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Los Angeles, California

June 29, 2015

AECOM RETIREMENT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	2015	2014
	(expressed in thousands)
ASSETS:
Investments—at fair value (Notes B and C)	$1,780,182	$1,915,767
Cash	54,154	—

Receivables:
Notes from participants (Note A)	14,673	14,889
Participant contributions	3,041	—
Employer contributions	1,663	180
Accrued income	575	221
Other	51	49
Total receivables	20,003	15,339

Total assets	1,854,339	1,931,106

LIABILITIES:
Payables:
Accrued expenses	535	452
Total payables	535	452

Net Assets Available for Benefits	$1,853,804	$1,930,654

See notes to financial statements.

AECOM RETIREMENT & SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2015

2015
(expressed in thousands)
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
INVESTMENT INCOME (LOSS)
Net depreciation in fair value of investments	$(45,128)
Interest and dividends	45,932
Net investment income	804

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	594

CONTRIBUTIONS:
Participants	91,208
Employer	24,151
Total contributions	115,359

Total additions	116,757

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants (Note D)	(191,576)
Administrative expenses (Note E)	(2,031)

Total deductions	(193,607)

NET DECREASE	(76,850)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,930,654

End of year	$1,853,804

See notes to financial statements.

AECOM RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A.                           DESCRIPTION OF THE PLAN

The following brief description of AECOM Retirement & Savings Plan (the “Plan”) (formerly the AECOM Technology Corporation Retirement & Savings Plan) is provided for general information purposes only.  Participants should refer to the Plan document and the Summary Plan Description for more complete information.

General — The Plan is a defined contribution plan that was established to provide benefits to eligible employees of AECOM (“AECOM” or the “Company”) and various subsidiaries meeting certain employment requirements.  The Plan is administered by the Americas Benefits Administration Committee as authorized by AECOM.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is intended to qualify as a defined contribution plan (and an eligible individual account plan, as defined in Section 407(d)(3) of ERISA) which is qualified and exempt from taxation under Section 401(a) and 501(a) of the Internal Revenue Service Code (the “Code”) and is intended to qualify as a profit sharing plan which may invest in shares of stock of the Company which meet the requirements for “qualifying employer securities” under Section 407(d)(5) of ERISA.  Assets of the Plan, except for assets in certain separately managed accounts, are held by Bank of America, N.A., the trustee and record keeper (the “Trustee”), and assets in the separately managed accounts are held by Northern Trust Corporation (the “Custodian”).

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee, at its discretion, is permitted to vote for any share for which instructions have not been given by a participant.

Eligibility — Employees become eligible to participate in the Plan on the first day of the second calendar month of service.  If the employee decides not to participate when they are first eligible, they may begin participating anytime, provided they are an eligible employee of the Company on that date.  “Eligible employee” shall mean a person who is an employee of the Company, excluding (i) any leased employee described in Section 414(n) of the Code, (ii) any employee who is covered by a collective bargaining agreement between employee representatives and the Company unless such bargaining agreement specifically provides otherwise, (iii) any employee who is compensated on an hourly rate or other rate basis if such employee is not included in a designated eligible payroll classification code so designated by the Company, and (iv) any person who is a non-resident alien who receives no earned income (within the meaning of Code Section 911(b)) from sources within the United States.

Employee Contributions:

After-Tax Contributions — Participants may elect to make after-tax contributions in percentages from 0.5% to 50% of compensation.

Tax-Deferred Contributions — Participants may elect to make tax-deferred contributions in percentages from 0.5% to 50% of eligible compensation limited to a maximum annual amount specified by the Code ($18,000 in 2015).

Roth Contributions — Participants may elect to make Roth contributions in percentages from 0.5% to 50% of eligible compensation limited to a maximum annual amount specified by the Code ($18,000 in 2015).

The total of all participant contributions is limited to 50% of employee compensation.

Catch-Up Contributions — Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to $6,000 in 2015).

Participants may also contribute amounts representing rollovers from other qualified plans.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and rollovers and Company contributions which are directly made to a participant’s account and allocations of Plan investment earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan document. Certain administration fees are paid from the participant’s account. The benefit to which a participant is entitled is the benefit that may be provided from the participant’s vested account.

AECOM RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A.                           DESCRIPTION OF THE PLAN (Concluded)

Employer Contributions — The participants’ pre-tax, Roth, and after-tax contributions made to the Plan are matched 50% by the Company up to 6% of eligible compensation.  The Company’s match is allocated 50% to the participant’s selected investment allocations and 50% to Company common stock, which is acquired on the open market.  Participants can transfer their investment in AECOM common stock to other investment options and make withdrawals, subject to certain Plan and legal restrictions, out of the Plan at any time.

Vesting — Participants’ contributions and rollovers, and the earnings thereon, are at all times vested in such participants’ accounts.  A participant is 100% vested in any Company matching contributions after three years of credited service (0% prior to three years) or upon attaining age 65, becoming disabled or deceased while employed at the Company.  Vesting of Company contributions and earnings thereon are based on years of continuous service.  The portion of a participant’s account balance that is not vested upon termination of employment is forfeited at the time the participant receives a distribution or as of the end of the Plan year in which the participant incurs five consecutive breaks in service, as defined in the Plan document, whichever occurs first.  These unvested forfeited Company contributions are accumulated in the forfeiture account and are available to reduce subsequent Company contributions or pay Plan expenses.  The balance in the forfeiture account was $3.6 million and $1.7 million at December 31, 2015 and 2014, respectively.  Forfeitures used to reduce the Company’s contributions or Plan expenses for the year ended December 31, 2015 were not significant.

Notes Receivable from Participants — Active participants may obtain loans from the Plan with the consent of the Plan Administrator.  The minimum loan amount permitted is $1,000; the maximum is the lesser of $50,000 or 50% of the participant’s vested account balance.  The interest rates are no less than 1% over the prime rate as provided by Merrill Lynch Investments.  Notes receivable from participants bear interest at rates that range from 4.25% to 9.50% at December 31, 2015 and 2014.  The repayment period of such loans cannot exceed five years, unless the proceeds are used to buy the participant’s principal residence, in which case longer terms, up to 20 years, are allowed.  These loans are secured by a promissory note from the participant and his or her vested interest in the Plan. The notes are recorded at cost plus accrued interest.

Accounting principles generally accepted in the United States of America require that the participant loans be classified as notes receivable from participants, which are segregated from plan investments.  Notes receivable from participants have been classified as an investment asset for the Form 5500 reporting purposes.

Distributions — Generally, distributions are made upon a participant’s election after a participant terminates employment, becomes disabled, dies, or turns age 59-1/2 (in the event of death, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives).  Distributions are made in one single lump-sum in the form of cash or in-kind distribution.  Installments and annuity distribution options for members of certain acquired companies, provided in previously merged plans, were grandfathered in as a protected benefit.  Certified hardship withdrawals are permitted on vested amounts for certain substantiated financial reasons.  If the participant takes a hardship withdrawal, the participant will be suspended from making further contributions to the Plan for a six-month period.

B.                           SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in these investment contracts indirectly through a collective investment trust.

AECOM RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

B.                           SIGNIFICANT ACCOUNTING POLICIES (Continued)

Due to a clarification in application of Topic 946 to employee benefit plan accounting, contract value of indirect investments in fully benefit-responsive contracts is understood to be the fair value.  Therefore, the adjustment from fair value to contract value from the previously presented December 31, 2014 Statement of Net Assets Available for Benefits has been reclassified and presented as part of Investments—at fair value.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition —Investments held by the Plan are reported at fair value.  Fair value of AECOM common stock and other shares of common stock is based on publicly quoted market prices.  Fair value of mutual funds is based on quoted market prices.  Investments in collective investment trusts are stated at net asset value of the applicable fund as determined by the administrator of the collective trust.  The cost of investments sold or distributed is determined on the basis of average cost for each participant.  Purchases and sales of securities are reflected on the trade date.  Transactions pending clearing with brokers not settled at year-end are recorded as other receivables or payables on the Statements of Net Assets Available for Benefits.  Dividends are recorded on the ex-dividend date.  Interest income is recorded as earned.  Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits — Benefits are recorded when paid by the Plan.

Administrative Expenses — The Plan incurs monthly recordkeeping and administrative expenses.  Specific participant transaction expenses are deducted from participant accounts directly.  Plan expenses that cannot be directly charged to a specific participant transaction may be paid, in whole or in part, from revenue sharing payments that the Plan receives from certain participating funds.  For the year ended December 31, 2015, the Plan incurred $2.0 million of recordkeeping and administrative expenses.

Fair Value Measurements — The Plan’s investments, which are stated at fair value are disclosed in accordance with the established framework and disclosure requirements described in the FASB ASC No. 820-10, “Fair Value Measurements and Disclosures” (ASC 820-10), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements.  ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 — Inputs to the valuation methodology include:

•            quoted prices for similar assets or liabilities in active markets;

•           quoted prices for identical or similar assets or liabilities in inactive markets;

•           inputs other than quoted prices that are observable for the asset or liability;

•           inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

AECOM RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

B.                           SIGNIFICANT ACCOUNTING POLICIES (Continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

AECOM Common Stock

AECOM common stock is valued at the closing price reported on the New York Stock Exchange (“NYSE”) Composite Listing and is classified within Level 1 of the valuation hierarchy.

Mutual Funds

A mutual fund is an investment company registered under the Investment Company Act of 1940 that pools the capital of many investors and invests it in stocks, bonds, short-term money market instruments, and/or other securities.  These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Collective Investment Trusts

A collective investment trust is a trust for the collective investment and reinvestment of assets contributed from employee benefit plans maintained by more than one plan.  These investments are valued using the NAV provided by the administrator of the collective trust.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is used as a practical expedient to estimate fair value.  The Plan also invests in a Stable Value Collective Investment Trust, which contains fully benefit-responsive investment contracts (“FBRIC”).  These FBRIC’s are valued at contract value. Because the Plan’s investment in FBRIC is an indirect investment through a collective investment trust, the contract value of the indirect investment is understood to be the fair value of the investment.  The collective investment trusts are classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active.

Separately Managed Accounts

Separately managed accounts are not mutual funds registered under the Investment Company Act of 1940, but instead are individual managed investment accounts managed by an investment adviser.  The underlying investments include investments in publicly traded common stock and bonds, in both domestic and foreign markets, and in money market funds.  The fair values of the underlying assets of the separately managed accounts are priced by the investment advisor using the last quoted sale price listed or regularly traded on a securities exchange or in the over-the-counter market or, for certain markets, the official closing price at the time the valuations are made. Because the underlying assets are valued using quoted prices available in active markets, they are classified within Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions of model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  We evaluate the significance of transfers between levels based on the nature of the financial instruments’ size or the transfer relative to total net assets available for benefits.  For the years ended December 31, 2015 and 2014, there were no transfers between levels.

AECOM RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

B.                           SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Recent Accounting Pronouncements — In May 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investment in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”).  ASU 2015-07 seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy.  It is effective for annual reporting periods beginning after December 15, 2015.  The Plan’s management is currently in the process of evaluating the impact of the adoption of the new accounting guidance on its Plan financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plan (Topic 962), Health and Welfare Benefit Plans (Topic 965) :  (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force ) (“Update”).  The purpose of this Update is to simplify plan accounting.  The amendments in Part I of this update designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts.  Fully benefit-responsive investment contracts will be presented at the contract value; accordingly, there will no longer be an adjustment from fair value to contract value on the face of the financial statements.  The amendments in Part II of the Update will eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments.  The net appreciation or depreciation in investments for the period will still be required to be presented in aggregate.  The amendments in Part III of the Update reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.  The Update may be adopted in whole or by part (I, II, and III), as applicable.  The amendments in this Update are effective for fiscal years beginning after December 15, 2015.  The Plan early adopted this Update, and it resulted in the reclassification of $1.4 million from the “Adjustment from fair value to contract value for interest in a collective investment trust relating to fully benefit-responsive investment contracts” to “Investments—at fair value” within the Statement of Net Assets Available for Benefits as of December 31, 2014, as discussed above in Basis of Accounting. Disclosures of individual investments that comprised 5 percent or more of net assets available for benefits, as well as the net appreciation or depreciation of fair value by investment type have been eliminated as a result of the early adoption of this Update.  There were no other significant impacts on the Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014, and the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015 for early adopting this Update.

C.                           FAIR VALUE MEASUREMENTS

Below are the Plan’s investments carried at fair value on a recurring basis by the ASC 820-10 fair value hierarchy levels described in Note B.

	As of December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
AECOM common stock	$199,241	$—	$—	$199,241
Mutual funds	749,627	—	—	749,627
Collective investment trusts	—	477,673	—	477,673
Separately managed accounts	217,495	—	—	217,495
Self-directed brokerage accounts	136,146	—	—	136,146

Total investments	$1,302,509	$477,673	$—	$1,780,182

AECOM RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

C.                           FAIR VALUE MEASUREMENTS (Concluded)

	As of December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
AECOM common stock	$212,508	$—	$—	$212,508
Mutual funds	1,340,251	—	—	1,340,251
Collective investment trust	—	96,157	—	96,157
Separately managed accounts	133,168	—	—	133,168
Self-directed brokerage accounts	133,683	—	—	133,683

Total investments	$1,819,610	$96,157	$—	$1,915,767

Net Asset Value per Share — The following tables summarize Level 2 investments measured at fair value based on NAV per share as of December 31, 2015 and 2014, respectively.

December 31, 2015	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
AECOM Stable Value Fund (a)	$149,900	n/a	Daily	None
Vanguard Employee Benefit Index (b)	112,111	n/a	Daily	None
Vanguard Target Trust Select Income (c)	9,114	n/a	Daily	None
Vanguard Trust Select 2010 Fund (d)	9,696	n/a	Daily	None
Vanguard Trust Select 2015 Fund (d)	17,008	n/a	Daily	None
Vanguard Trust Select 2020 Fund (d)	63,086	n/a	Daily	None
Vanguard Trust Select 2025 Fund (d)	7,154	n/a	Daily	None
Vanguard Trust Select 2030 Fund (d)	55,862	n/a	Daily	None
Vanguard Trust Select 2035 Fund (d)	3,751	n/a	Daily	None
Vanguard Trust Select 2040 Fund (d)	34,784	n/a	Daily	None
Vanguard Trust Select 2045 Fund (d)	2,401	n/a	Daily	None
Vanguard Trust Select 2050 Fund (d)	10,201	n/a	Daily	None
Vanguard Trust Select 2055 Fund (d)	1,873	n/a	Daily	None
Principal Diversified Real Asset Fund (e)	732	n/a	Daily	None

December 31, 2014	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Fidelity Managed Income Portfolio II Class IV Fund (a)	$96,157	n/a	Daily	None

(a)              Fund invests primarily in the Fidelity Managed Income Portfolio II, which seeks the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital.

(b)             Fund seeks to provide long-term capital appreciation through investments in stocks of small companies.

(c)              Fund seeks to provide current income and some capital appreciation through investment in five Vanguard index funds.

(d)             Funds invest in a diversified portfolio which seeks to invest in assets of an appropriate risk level for average investors at various stages in their working lives.

(e)              Fund seeks long-term total return in excess of inflation through investments primarily in assets related to real assets and real asset companies.

AECOM RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

D.                           BENEFITS PAYABLE

Net assets available for benefits at December 31, 2015 and 2014 include $2.6 and $2.4 million, respectively, for participants who have withdrawn from the Plan and have requested distribution of benefits, but have not yet been paid.

E.                           RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of AECOM.  In addition, AECOM charges the Plan for certain administrative labor costs.  The total cost of administrative labor charged to the Plan by AECOM during the year ended December 31, 2015 was $209,000.  AECOM is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Plan holds self-directed brokerage accounts and investments managed by Bank of America, N.A. and their affiliates, and these transactions qualify as party-in-interest transactions.  The Plan also holds common stock in Northern Trust Corporation and investments managed by Northern Trust Corporation, and these transactions also qualify as party-in-interest transactions.

F.                            PLAN TERMINATION

Although it has not expressed any intent to do so, AECOM has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

G.                          TAX STATUS

The Plan received its latest determination letter on February 2, 2016, in which the Internal Revenue Service (“IRS”) indicated that the form of the Plan complies with the applicable requirements of the Internal Revenue Code. The Plan was amended since receiving the determination letter.  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and therefore believe that the Plan continues to be qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of liability (or asset) or disclosure in the financial statements.

H.                          RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term, and that such change could materially affect participant’s account balances and the amounts reported in the financial statements.  The Plan’s exposure to a concentration of risk is limited by the diversification of investments across various participant-directed investment options.  Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of AECOM common stock, which is a single security.

AECOM RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

I.                               RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014
	(expressed in thousands)
Net assets available for benefits per the financial statements	$1,853,804	$1,930,654

Adjustment from contract value to fair value for interest in a collective investment trust fund relating to fully-benefit responsive investment contracts	—	1,404

Amounts allocated to withdrawing participants	(2,578)	(2,412)

Net assets available for benefits per Form 5500	$1,851,226	$1,929,646

The following is a reconciliation of the total net decrease per the financial statement for the year ended December 31, 2015 to Form 5500:

2015
(expressed in thousands)
Total net decrease per financial statements	$(76,850)

Net change in adjustment from contract value to fair value for interest in a collective investment trust fund relating to fully-benefit responsive investment contracts	(1,404)

Net change in amounts allocated to withdrawing participants	(166)

Total net decrease per Form 5500	$(78,420)

J.                             SUBSEQUENT EVENTS

Certain Plan provisions changed effective January 1, 2016.  The significant changes consisted of:

•                  Eligibility — All employees who meet the eligibility requirements of the Plan, including new hires, are eligible to participate in the Plan with no waiting period. Part-time and temporary employees are also eligible to participate.

•                  Increased employee contribution limits — The combined limit that participants may elect to make after-tax, tax-deferred, and Roth increased from 50% to 75%.   Contribution elections can only be made in whole percentages.

•                  Vesting — Participants will vest in Company matching contributions over a three-year period based on the “elapsed time” method rather than “hours of service.”  A participant continues to be 100% vested in the participant’s contributions, rollovers, and earnings thereon.

•                  Auto enrollment — Newly eligible employees will be automatically enrolled as a participant at a deferral rate of 1% as of the first day of the pay period that is as soon as administratively feasible unless they affirmatively elect a different deferral percentage or elect not to participate in the Plan.

•                  Distribution —Terminated participants may elect to receive distribution of their account balances in monthly, quarterly, semi-annual or annual installments in addition to lump sum distributions.

•                  Company match — Participants must be employed on the last day of the Plan year (or employment discontinued due to death, disability or retirement at or after age 65) for them to receive Company matching contributions.   Participants will also receive the Company matching contribution if they terminate employment during the year with at least 30 years of service or after attainment of age 55 with 10 or more years of service, or due to a reduction in force, project loss, project completion, or participation in an approved voluntary severance program as determined by the Company.

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                          PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	AECOM Common Stock	6,634,707 shares	**	$199,240,263

	Registered Investment Companies:
	American EuroPacific Growth Fund Class R6	1,648,971 shares	**	74,731,386
	BlackRock Advisors BIF Money Fund	2,577,669 shares	**	2,577,669
	Dodge & Cox International Stock	1,542,263 shares	**	55,605,103
	Fidelity Investments Balanced Fund	5,827,640 shares	**	123,662,535
	Fidelity Investments Growth Company Fund	1,471,897 shares	**	201,561,589
	Franklin Templeton Global Total Return Fund Class R6	383,113 shares	**	4,401,965
	Morgan Stanley Global Real Estate Portfolio Fund Class IS Shares	3,820,519 shares	**	41,299,813
	Oakmark Fund Class I	1,199,824 shares	**	75,420,932
	Vanguard Explorer Fund Admiral Shares	398,815 shares	**	29,815,456
	Vanguard Extended Market Index Fund	544,747 shares	**	85,465,393
	Vanguard Prime Cap Core Fund	2,645,793 shares	**	55,085,409
				749,627,250

	Common/Collective Investment Trust Funds:
	AECOM Stable Value Fund	149,900,456 shares	**	149,900,456
	Vanguard Employee Benefit Index	1,121,109 shares	**	112,110,880
	Vanguard Target Trust Select Income	307,590 shares	**	9,113,899
	Vanguard Target Trust Select 2010 Fund	328,436 shares	**	9,695,440
	Vanguard Target Trust Select 2015 Fund	581,855 shares	**	17,007,635
	Vanguard Target Trust Select 2020 Fund	2,171,638 shares	**	63,086,077
	Vanguard Target Trust Select 2025 Fund	247,620 shares	**	7,153,738
	Vanguard Target Trust Select 2030 Fund	1,946,416 shares	**	55,862,149
	Vanguard Target Trust Select 2035 Fund	131,488 shares	**	3,751,347
	Vanguard Target Trust Select 2040 Fund	1,228,248 shares	**	34,783,977
	Vanguard Target Trust Select 2045 Fund	84,806 shares	**	2,400,860
	Vanguard Target Trust Select 2050 Fund	360,585 shares	**	10,200,945
	Vanguard Target Trust Select 2055 Fund	66,255 shares	**	1,873,042
	Principal Diversified Real Asset	79,345 shares	**	732,354
				477,672,799

*	Assets in Bank of America, N.A. Self-Directed Brokerage Accounts	Various investments, including registered investment companies, common stocks, ETFs and money market funds	**	136,146,152

	Separately Managed Account Fund Investments:
	AECOM Small Cap Value Fund
	Common Stock
	#Reorg/Furmanite Corp Stock Merger Team Inc	20,938 shares	**	139,447
	First Horizon National Corp	42,379 shares	**	615,343
	Actuant Corp Cl A	8,145 shares	**	195,154
	Allscripts Healthcare Solutions Inc.	15,856 shares	**	243,865
	Altra Industrial Motion Corp	11,576 shares	**	290,326
	American Eagle Outfitters Inc.	25,508 shares	**	395,374
	Argo Group International Holdings	12,374 shares	**	740,460
	Ascena Retail Group Inc.	20,783 shares	**	204,713
	Aspen Insurance Holdings	13,438 shares	**	649,055
	Beacon Roofing Supply Inc.	11,402 shares	**	469,534

(Continued)

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                          PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	AECOM Small Cap Value Fund (Continued)
	Common Stock (Continued)
	Boise Cascade Co.	9,908 shares	**	252,951
	Boot Barn Holdings Inc.	9,674 shares	**	118,893
	Brady Corp Class A	13,139 shares	**	301,934
	Briggs & Stratton Corp	9,786 shares	**	169,298
	Cabot Corp	5,701 shares	**	233,057
	Career Education Corp	62,057 shares	**	225,267
	Carrizo Oil & Gas Inc.	12,183 shares	**	360,373
	Celadon Group Inc.	16,150 shares	**	159,724
	Central Garden & Pet Co.	26,358 shares	**	358,469
	Chicos FAS	25,576 shares	**	272,896
	Ciber Inc.	56,213 shares	**	197,308
	Cloud Peak Energy Inc	25,400 shares	**	52,832
	Crocs Inc.	29,360 shares	**	300,646
	Deckers Outdoor Corp	3,689 shares	**	174,121
	DSW Inc.	6,573 shares	**	156,832
	Eagle Materials Inc.	5,037 shares	**	304,386
	Encore Wire Corp	6,789 shares	**	251,804
	Endurance Specialty Holdings Ltd	8,558 shares	**	547,626
	Fairchild Semiconductor International Inc.	21,954 shares	**	454,667
	First Midwest Bancorp Inc.	30,414 shares	**	560,530
	Flushing Financial Corp.	26,335 shares	**	569,889
	Formfactor Inc.	21,591 shares	**	194,319
	FTI Consulting Inc.	9,168 shares	**	317,763
	Glatfelter	17,042 shares	**	314,254
	Global Eagle Entertainment Inc.	21,199 shares	**	209,234
	Harsco Corp	17,264 shares	**	136,040
	HNI Corporation	9,793 shares	**	353,136
	Ingram Micro Inc.	13,916 shares	**	422,768
	Insight Enterprises Inc.	15,261 shares	**	383,356
	Integrated Device Technology Inc.	7,429 shares	**	195,754
	Investment Technology Group Inc.	26,017 shares	**	442,809
	Itron Inc.	8,151 shares	**	294,903
	Jabil Circuit Inc.	16,147 shares	**	376,064
	James River Group Holdings	10,251 shares	**	343,819
	Kraton Performance Polymers Inc.	18,053 shares	**	299,860
	Lattice Semiconductor Corp	48,772 shares	**	315,555
	LGI Homes Inc.	7,660 shares	**	186,368
	Littelfuse Inc.	1,706 shares	**	182,559
	LSB Industries Inc.	5,521 shares	**	40,027
	Mack-Cali Realty Corp	11,699 shares	**	273,172
	MDU Resources Group Inc.	14,225 shares	**	260,602
	Merit Medical Systems Inc.	8,462 shares	**	157,309
	Modine Manufacturing Co	44,360 shares	**	401,458
	MRC Global Inc.	12,909 shares	**	166,526
	MSA Safety Inc.	4,756 shares	**	206,743
	Myriad Genetics Inc.	9,512 shares	**	410,538
	National Retail Properties Inc.	11,384 shares	**	455,929
	Navigators Group Inc.	9,537 shares	**	818,179
	On Semiconductor Corp	45,412 shares	**	445,038

(Continued)

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                          PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	AECOM Small Cap Value Fund (Continued)
	Common Stock (Continued)
	Piedmont Nat Gas Inc.	6,011 shares	**	342,747
	Parkway Properties Inc.	23,345 shares	**	364,882
	Popular Inc.	21,363 shares	**	605,427
	Portland General Electric Co	15,592 shares	**	567,081
	Primoris Services Corp	8,976 shares	**	197,741
	QLogic Corp	39,628 shares	**	483,462
	Renasant Corp	19,382 shares	**	666,935
	Saia Inc.	7,799 shares	**	173,528
	Selective Insurance Group Inc.	11,567 shares	**	388,420
	Semtech Corp	11,563 shares	**	218,772
	Skullcandy Inc.	26,565 shares	**	125,652
	Southwest Gas Corp	5,404 shares	**	298,085
	Ultratech Inc.	7,237 shares	**	143,437
	Unitil Corp	9,719 shares	**	348,718
	Washington Federal Inc.	18,371 shares	**	437,781
	Wesco Aircraft Holdings Inc.	13,065 shares	**	156,388
	Wesco International Inc.	3,066 shares	**	133,923
	Westar Energy Inc.	13,561 shares	**	575,122
	WSFS Financial Corp	24,203 shares	**	783,209
	Securities in transit			(18,292)
*	Northern Trust Company Coltv Short Term Investment Fund	303,306 shares		303,306
	Total AECOM Small Cap Value Fund			25,867,180

	AECOM Dividend Growth Fund
	Common Stock
	Canadian Natural Resources Ltd	27,700 shares	**	604,691
	Nestle S A	9,800 shares	**	729,316
	Diageo Plc Sponsored Adr	7,200 shares	**	785,304
	#Reorg/Chubb Corp	10,400 shares	**	1,379,456
	#Reorg/Dentsly Sirona Inc.	19,500 shares	**	1,186,575
	#Reorg/S&P Global Inc.	5,000 shares	**	492,900
	Fifth Third Bancorp	21,700 shares	**	436,170
	Accenture Plc	13,400 shares	**	1,400,300
	Agilent Technologies Inc.	22,600 shares	**	944,906
	Airgas Inc.	2,800 shares	**	387,296
	American Express Co	11,900 shares	**	827,645
	American Tower Corp	9,100 shares	**	882,245
	Amerisourcebergen Corp	4,900 shares	**	508,179
	Aon Plc	12,300 shares	**	1,134,183
	Apple Inc.	8,300 shares	**	873,658
	Ashland Inc.	4,100 shares	**	421,070
	Atmos Energy Corp	15,000 shares	**	945,600
	Automatic Data Processing Inc.	13,600 shares	**	1,152,192
	Bank New York Mellon Corp	36,000 shares	**	1,483,920
	Becton Dickinson & Co	12,700 shares	**	1,956,943
	C H Robinson Worldwide Inc.	3,400 shares	**	210,868
	Carnival Corp	13,200 shares	**	719,136

(Continued)

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                          PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	AECOM Dividend Growth Fund (Continued)
	Common Stock (Continued)
	Cigna Corporation	4,000 shares	**	585,320
	Cisco Systems Inc.	17,000 shares	**	461,635
	Coca Cola Co	8,300 shares	**	356,568
	Colgate-Palmolive Co	5,500 shares	**	366,410
	Comcast Corp	30,300 shares	**	1,709,829
	Comerica Inc.	7,700 shares	**	322,091
	Costco Wholesale Corp	3,000 shares	**	484,500
	Crown Castle International Corp	17,900 shares	**	1,547,455
	Danaher Corp	26,177 shares	**	2,431,320
	Dollar General Corp	10,200 shares	**	733,074
	DTE Energy Co	3,400 shares	**	272,646
	Ecolab Inc.	5,100 shares	**	583,338
	Edison International	20,800 shares	**	1,231,568
	EQT Corp	6,800 shares	**	354,484
	Equifax Inc.	8,100 shares	**	902,097
	Exxon Mobil Corp	12,400 shares	**	966,580
	Fidelity National Information Services Inc.	10,200 shares	**	618,120
	FirstEnergy Corp	21,500 shares	**	682,195
	Flowserve Corp	10,900 shares	**	458,672
	General Electric Company	89,300 shares	**	2,781,695
	General Growth Properties Inc.	32,900 shares	**	895,209
	General Mills Inc.	11,600 shares	**	668,856
	Hilton Worldwide Holdings Inc.	22,700 shares	**	485,780
	Home Depot Inc.	11,300 shares	**	1,494,425
	Illinois Tool Works Inc.	10,400 shares	**	963,872
	Iron Mountain Inc.	13,400 shares	**	361,934
	Johnson & Johnson	9,200 shares	**	945,024
	Johnson Control Inc.	17,700 shares	**	698,973
	JPMorgan Chase & Co	31,400 shares	**	2,073,342
	L Brands Inc.	8,700 shares	**	833,634
	Marriott Intl Inc.	7,200 shares	**	482,688
	Marsh & McLennan Co	24,100 shares	**	1,336,345
	Mattel Inc.	22,400 shares	**	608,608
	McCormick & Co Inc.	4,600 shares	**	393,576
	McDonalds Corp	4,400 shares	**	519,816
	McKesson Corp	7,200 shares	**	1,420,056
	Medtronic Plc	19,890 shares	**	1,529,939
	Merck & Co Inc.	23,000 shares	**	1,214,860
	MGM Resorts International	23,300 shares	**	529,376
	Microchip Technology Inc.	7,900 shares	**	367,666
	Microsoft Corp Com	43,600 shares	**	2,418,928
	Mondelez International Inc.	19,800 shares	**	887,832
	Morgan Stanley	26,000 shares	**	827,060
	Nike Inc.	8,400 shares	**	525,000
	Norfolk Southern Corp	2,000 shares	**	169,180
	Northern Trust Corp	7,200 shares	**	519,048
	Occidental Petroleum Corp	16,200 shares	**	1,095,282
	Omnicom Group Inc.	14,800 shares	**	1,119,768
	PepsiCo Inc.	21,600 shares	**	2,158,272

(Continued)

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                          PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
	AECOM Dividend Growth Fund (Continued)
	Common Stock (Continued)
	Pfizer Inc.		75,500 shares		**	2,437,140
	Philip Morris International		17,200 shares		**	1,512,052
	Praxair Inc.		3,400 shares		**	348,160
	Procter & Gamble		3,400 shares		**	269,994
	Rockwell Collins Inc.		4,600 shares		**	424,580
	Roper Technologies, Inc.		9,000 shares		**	1,708,110
	Ross Stores Inc.		23,700 shares		**	1,275,297
	RPM International Inc.		22,000 shares		**	969,320
	Schlumberger Ltd		3,900 shares		**	272,025
	Sempra Energy Inc.		1,400 shares		**	131,614
	Sherwin-Williams Co		1,300 shares		**	337,480
	Spectra Energy Corp		10,300 shares		**	246,582
	Stanley Black & Decker Inc.		2,500 shares		**	266,825
	State Street Corp		17,200 shares		**	1,141,392
	Stryker Corp		9,000 shares		**	836,460
	TDAmeritrade Holding Corp		9,798 shares		**	340,089
	TE Connectivity Ltd		9,800 shares		**	633,178
	Texas Instruments Inc		21,900 shares		**	1,200,339
	Thermo Fisher Corp		13,200 shares		**	1,872,420
	Time Warner Inc.		7,100 shares		**	459,157
	Tractor Supply Co		5,600 shares		**	478,800
	Tyco International Plc		34,800 shares		**	1,109,772
	Union Pacific Corp		5,100 shares		**	398,820
	United Parcel Svc Inc.		7,000 shares		**	673,610
	United Technologies Corp		6,000 shares		**	576,420
	UnitedHealth Group Inc.		17,400 shares		**	2,046,936
	US Bancorp		23,200 shares		**	989,944
	Visa Inc.		29,700 shares		**	2,303,235
	Walgreens Boots Alliance Inc.		14,200 shares		**	1,209,201
	Walt Disney Co		10,600 shares		**	1,113,848
	WEC Energy Group Inc.		5,700 shares		**	292,467
	Wells Fargo & Co		25,100 shares		**	1,364,436
	Xilinx Inc		9,800 shares		**	460,306
	Xl Group Plc		24,600 shares		**	963,828
	Zoetis Inc.		17,100 shares		**	819,432
	Securities in transit					(66,004)
	Reserve Investment Funds, Inc.		3,519,509 shares		**	3,519,509
*	Northern Trust Company Coltv Short Term Investment Fund		434,410 shares		**	434,411
	Total AECOM Dividend Growth Fund					100,227,684

	AECOM Fixed Income Fund
	Bonds
	United States Treasury Notes	1.63%	11/30/2020	4,685,000 shares	**	4,657,180
	United States Treasury Notes Dtd 10/31/2012	0.75%	10/31/2017	8,385,000 shares	**	8,340,459
	United States Treasury Nts Dtd 10/31/2015	1.38%	10/31/2020	4,820,000 shares	**	4,734,898
	United States Treasury Nts Dtd 11/15/2015	2.25%	11/15/2025	4,385,000 shares	**	4,375,235
	United States Treasury Nts Dtd 11/30/2015	0.88%	11/30/2017	1,120,000 shares	**	1,116,762
	US Treasury N/B	3.00%	11/15/2045	1,290,000 shares	**	1,286,120
	FNMA FLTG RT 10-05-2017	0.28%	10/5/2017	950,000 shares	**	948,174

(Continued)

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                          PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value			(d) Cost	(e) Current Value
	AECOM Fixed Income Fund (Continued)
	Bonds (Continued)
	New York NY City Transitional Finance	5.51%	8/1/2037	200,000 shares	**	240,420
	University California Revs	3.93%	5/15/2045	175,000 shares	**	170,436
	Pvtpl Cr Suisse Group Fdg Guernsey Ltd	3.80%	9/15/2022	140,000 shares	**	139,890
	Pvtpl Ubs Group Fdg Jersey Ltd	4.13%	9/24/2025	95,000 shares	**	94,901
	UBS Ag, Stamford	1.38%	6/1/2017	350,000 shares	**	348,332
	Barclays Plc	5.25%	8/17/2045	95,000 shares	**	95,692
	Pvtpl Lloyds Banking Group Plc	5.30%	12/1/2045	245,000 shares	**	248,619
	Royal Bank Scotland	4.38%	3/16/2016	400,000 shares	**	402,610
	Shell International Financial	4.38%	5/11/2045	95,000 shares	**	89,686
	Abbvie Inc	1.80%	5/14/2018	300,000 shares	**	298,619
	Actavis Fdg Scs	4.75%	3/15/2045	130,000 shares	**	126,756
	Amgen Inc	4.40%	5/1/2045	125,000 shares	**	115,815
	Appalachian Power Company	5.95%	5/15/2033	300,000 shares	**	326,540
	AT&T Inc.	4.75%	5/15/2046	245,000 shares	**	224,321
	AT&T Inc, Sr Note Floating Rate	0.74%	2/12/2016	150,000 shares	**	149,934
	Bank America Corp	4.75%	4/21/2045	200,000 shares	**	192,233
	Baylor Scott	4.19%	11/15/2045	200,000 shares	**	189,138
	Berkshire Hathaway	4.40%	5/15/2042	260,000 shares	**	257,432
	Biogen Inc.	5.20%	9/15/2045	142,000 shares	**	142,054
	Biomed Realty L P	3.85%	4/15/2016	450,000 shares	**	451,380
	Bank America N A Charlotte N C	5.30%	3/15/2017	550,000 shares	**	572,151
	Capital 1 Bank USA National	1.20%	2/13/2017	300,000 shares	**	298,522
	Celgene Corp	5.00%	8/15/2045	150,000 shares	**	150,583
	Chase Manhattan Corp	0.95%	8/1/2028	250,000 shares	**	211,250
	CVS Health Corp	3.88%	7/20/2025	140,000 shares	**	142,881
	Developers	9.63%	3/15/2016	200,000 shares	**	203,123
	Duke Energy	4.25%	12/15/2041	300,000 shares	**	299,025
	Energy Transfer	4.90%	3/15/2035	300,000 shares	**	218,133
	Energy Transfer	5.50%	6/1/2027	45,000 shares	**	34,200
	Energy Transfer	6.13%	12/15/2045	50,000 shares	**	40,680
	Farmers Exchange	5.45%	10/15/2054	330,000 shares	**	320,720
	Gilead Sciences	4.50%	2/1/2045	140,000 shares	**	136,943
	Goldman Sachs	5.25%	7/27/2021	425,000 shares	**	469,889
	Goldman Sachs Group Inc	2.01%	11/29/2023	200,000 shares	**	201,775
	Hartford Healthcare Corp	5.75%	4/1/2044	80,000 shares	**	86,671
	HCP Inc.	3.15%	8/1/2022	450,000 shares	**	429,791
	Heinz H J Co	1.60%	6/30/2017	284,000 shares	**	283,177
	JPMorgan Chase	2.55%	10/29/2020	415,000 shares	**	411,518
	JPMorgan Chase	5.60%	7/15/2041	350,000 shares	**	403,995
	JPMorgan Chase Bank NA New York N Y	6.00%	10/1/2017	100,000 shares	**	106,916
	MA Institute of Technology	3.96%	7/1/2038	200,000 shares	**	205,058
	Microsoft Corp	3.13%	11/3/2025	285,000 shares	**	286,512
	Microsoft Corp	3.75%	2/12/2045	180,000 shares	**	165,855
	Morgan Stanley	5.50%	1/26/2020	500,000 shares	**	550,456
	NextEra Energy Capital	1.59%	6/1/2017	300,000 shares	**	298,926
	Northwestern University	3.69%	12/1/2038	145,000 shares	**	145,762
	Public Service Electric & Gas	4.00%	6/1/2044	200,000 shares	**	194,645

(Continued)

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                          PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value			(d) Cost	(e) Current Value
	AECOM Fixed Income Fund (Continued)
	Bonds (Continued)
	Pvtpl American Transmission Systems Inc	5.00%	9/1/2044	275,000 shares	**	275,580
	Pvtpl CCO Safari II LLC	4.46%	7/23/2022	240,000 shares	**	239,162
	Pvtpl Duquesne Light Holdings Inc	5.90%	12/1/2021	300,000 shares	**	334,560
	Pvtpl International Lease Finance Corp	7.13%	9/1/2018	200,000 shares	**	219,250
	Pvtpl Teachers Ins	4.90%	9/15/2044	250,000 shares	**	252,522
	Pvtpl Texas Eastern Transmission LP	2.80%	10/15/2022	350,000 shares	**	311,094
	Pvtpl Wea Fin Llc/Westfield UK & Europe	2.70%	9/17/2019	200,000 shares	**	198,352
	Reckson Oper Partnership L P	6.00%	3/31/2016	300,000 shares	**	302,798
	U.S Airways	7.13%	10/22/2023	320,619 shares	**	368,712
	United Dominion Realty Trust Inc	5.25%	1/15/2016	450,000 shares	**	450,433
	UnitedHealth Group	4.63%	7/15/2035	145,000 shares	**	150,527
	United Airlines	9.75%	1/15/2017	276,059 shares	**	291,242
	Ventas Realty Ltd Partnership / Ventas Capital	3.25%	8/15/2022	125,000 shares	**	121,686
	Verizon	4.86%	8/21/2046	225,000 shares	**	213,013
	Wal-Mart Stores Inc	4.75%	10/2/2043	150,000 shares	**	161,336
	Federal Home Ln Mtg Corp Pool #G08653	3.00%	7/1/2045	698,357 shares	**	697,773
	Federal Home Ln Mtg Corp Pool #G08659	3.50%	8/1/2045	910,441 shares	**	937,960
	Federal Home Ln Mtg Corp Pool #G08669	4.00%	9/1/2045	439,091 shares	**	464,218
	Federal Home Ln Mtg Corp Pool #G08671	3.50%	10/1/2045	904,061 shares	**	931,388
	Federal Home Ln Mtg Corp Pool #G08672	4.00%	10/1/2045	442,361 shares	**	467,676
	Federal Home Ln Mtg Corp Pool #G08677	4.00%	11/1/2045	1,221,616 shares	**	1,291,525
	Federal Home Ln Mtg Corp Pool #G18565	3.00%	8/1/2030	242,645 shares	**	250,303
	Federal Home Ln Mtg Corp Pool #G18568	2.50%	9/1/2030	703,566 shares	**	710,657
	Federal Home Ln Mtg Corp Pool #G60238	3.50%	10/1/2045	635,919 shares	**	656,952
	Federal National Mortgage Assn Gtd Mtg Pool #Al6167	3.50%	1/1/2044	875,906 shares	**	905,094
	Federal National Mortgage Assn Gtd Mtg Pool #Al6829	2.97%	5/1/2027	467,707 shares	**	463,180
	Federal National Mortgage Assn Gtd Mtg Pool #Al7092	3.00%	7/1/2045	952,701 shares	**	954,177
	FHLMC Gold #G07924	3.50%	1/1/2045	871,951 shares	**	900,357
	FHLMC Gold G60023	3.50%	4/1/2045	866,132 shares	**	895,424
	FHLMC Pool #G08676	3.50%	11/1/2045	434,095 shares	**	447,216
	FNMA Pool #464304	4.36%	1/1/2020	192,972 shares	**	208,112
	FNMA Pool #471522	3.04%	5/1/2022	202,530 shares	**	208,323
	FNMA Pool #AM3611	2.96%	6/1/2023	210,908 shares	**	215,447
	FNMA Pool #AM4407	3.65%	9/1/2023	183,839 shares	**	194,472
	FNMA Pool #AM8497	2.90%	4/1/2025	217,566 shares	**	217,670
	FNMA Pool #MA1607	3.00%	10/1/2033	443,323 shares	**	455,179
	FNMA Single Family Mortgage 15 years	2.50%	1/25/2029	2,210,000 shares	**	2,227,470
	FNMA Single Family Mortgage 30 years	3.00%	4/18/2030	2,255,000 shares	**	2,255,020
	FNMA Single Family Mortgage 30 years	3.50%	1/1/2042	7,065,000 shares	**	7,289,123
	FNMA Single Family Mortgage 30 years	4.00%	4/16/2029	2,550,000 shares	**	2,698,339
	FNMA Single Family Mortgage 30 years	4.50%	1/13/2041	3,000,000 shares	**	3,239,625
	GNMA IL Jumbos 30 years	3.50%	1/1/2045	2,120,000 shares	**	2,210,017
	GNMA II Jumbos 30 years	4.50%	1/21/2040	745,000 shares	**	800,409
	GNMA Pool #MA2826	3.50%	5/20/2045	441,144 shares	**	460,551

(Continued)

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                          PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value			(d) Cost	(e) Current Value
	AECOM Fixed Income Fund (Continued)
	Bonds (Continued)
	GNMA Pool #MA2960	3.00%	7/20/2045	913,465 shares	**	927,095
	GNMA Pool #MA3033	3.00%	8/20/2045	468,287 shares	**	475,274
	GNMA Pool #MA3173	3.50%	10/20/2045	472,607 shares	**	493,398
	GNMA ii Pool #MA2961	3.50%	7/20/2045	420,384 shares	**	438,878
	Gnmaii Pool #MA3106	4.00%	9/20/2045	547,075 shares	**	581,797
	I/O FNMA Pool #471955	2.78%	8/1/2022	190,000 shares	**	192,300
	Federal Home Loan Mtg Corp	0.57%	7/25/2020	240,284 shares	**	240,271
	Federal Home Loan Mtg Corp	0.74%	7/25/2020	266,982 shares	**	268,411
	Federal Home Loan Mtg Corp	0.62%	8/25/2023	488,595 shares	**	488,806
	Federal Home Loan Mtg Corp	0.79%	7/25/2020	266,983 shares	**	268,176
	FHLMC Multiclass Tranche 00154	3.51%	4/25/2030	195,000 shares	**	197,906
	FHLMC Multiclass Tranche 00268	3.16%	5/25/2025	90,000 shares	**	90,721
	FNMA Remic Tranche	3.06%	12/25/2024	457,190 shares	**	469,426
	CMO Banc Amer Commercial Mortgage	5.41%	9/10/2047	838,804 shares	**	848,517
	CMO FNMA	5.27%	10/25/2032	172,560 shares	**	174,586
	CMO J P Morgan Chase Commercial Mortgage	5.55%	5/12/2045	360,938 shares	**	365,173
	CMO J P Morgan Chase Commercial Mortgage	2.21%	5/15/2045	401,467 shares	**	403,102
	CMO Morgan Stanley Capital	0.49%	4/15/2049	228,277 shares	**	227,804
	CMO Ubs-Citigroup Commercial Mortgage	2.80%	1/10/2045	325,000 shares	**	327,353
	GNMA	5.35%	1/16/2041	285,106 shares	**	297,992
	J P Morgan Chase	1.68%	12/15/2047	500,000 shares	**	497,610
	Pvtpl CMO Dbubs	3.39%	7/10/2044	438,370 shares	**	439,867
	Pvtpl CMO Morgan Stanley Bank America	1.86%	2/15/2046	500,000 shares	**	498,751
	Pvtpl Ammc Clo 16 Corp Sr Secd	1.82%	4/14/2027	250,000 shares	**	247,450
	Pvtpl Cedar Fdg III Clo Ltd / Cedar Fdg III	1.86%	5/20/2026	250,000 shares	**	248,075
	Pvtpl Magnetite IX Ltd / Magnetite IX LLC	1.74%	7/25/2026	240,000 shares	**	237,312
	Pvtpl Magnetite XI Ltd	1.77%	1/18/2027	250,000 shares	**	247,500
	Chase Issuance Tr Chaseseries	0.58%	5/15/2019	235,000 shares	**	234,655
	Citibank Credit Card Issuance Tr	0.49%	5/9/2018	235,000 shares	**	234,978
	Continental Airlines	7.26%	3/15/2020	70,921 shares	**	76,594
	DSLA Mortgage	0.77%	7/19/2044	458,488 shares	**	443,960
	Encore Cr	0.84%	1/25/2036	406,562 shares	**	404,400
	J P Morgan Mortgage	1.20%	7/25/2035	340,000 shares	**	336,669
	Morgan Stanley Abs Cap I Inc	1.05%	3/25/2035	337,611 shares	**	335,669
	Nationstar Home	0.70%	9/25/2036	520,000 shares	**	484,106
	Navient Student Loan Trust	1.92%	10/25/2058	270,000 shares	**	236,166
	Navient Student Loan Trust	0.86%	4/25/2023	500,000 shares	**	493,490
	Pvtpl Nelnet Student Loan Trust	1.02%	2/26/2046	480,000 shares	**	467,446
	Pvtpl Pheaa Student Loan Trust	0.79%	10/25/2041	453,881 shares	**	439,405
	Pvtpl Slm Student Loan Trust	0.79%	9/15/2022	248,863 shares	**	247,249
	Pvtpl Slm Student Loan Trust	0.41%	1/26/2026	500,000 shares	**	477,853
	Pvtpl Slm Student Loan Trust	0.87%	4/27/2026	490,000 shares	**	479,782
	Pvtpl Voya CLO	1.77%	7/17/2026	250,000 shares	**	247,875
	SLC Student Loan Trust	0.67%	9/15/2039	530,000 shares	**	458,378
	SLC Student Loan Trust	0.67%	12/15/2038	490,000 shares	**	419,631
	SLC Student Loan Trust	2.02%	7/25/2023	460,000 shares	**	462,715
	SLC Student Loan Trust 2005-5	1.07%	10/25/2040	500,000 shares	**	442,508
	SLC Student Loan Trust 2005-5	0.46%	10/25/2028	500,000 shares	**	468,556
	SLC Student Loan Trust 2005-7	0.47%	10/25/2029	500,000 shares	**	472,518

(Continued)

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                          PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value			(d) Cost	(e) Current Value

	AECOM Fixed Income Fund (Continued)
	Bonds (Continued)
	SLM Student Loan Trust 2008-3	1.52%	4/26/2083	285,000 shares	**	233,426
	SLM Student Loan Trust 2012-6	1.17%	5/26/2026	475,000 shares	**	470,345
	Wachovia Student Loan	0.49%	4/25/2040	480,000 shares	**	426,272
	Bear Stearns Arm F	3.01%	11/25/2034	395,400 shares	**	394,016
	CMO American Home Mortgage investment	2.31%	10/25/2034	279,386 shares	**	278,812
	CMO Bear Stearns	0.58%	2/25/2034	315,009 shares	**	286,837
	CMO Harborview Mortgage	0.74%	6/20/2035	460,917 shares	**	433,129
	CMO Merrill Lynch Mortgage	1.23%	11/25/2029	311,400 shares	**	300,346
	CMO Mortgageit Tr 2005-3	0.72%	8/25/2035	400,040 shares	**	370,303
	CMO Sequoia Mtg Tr 2003-2 Mortgage	1.06%	6/20/2033	427,620 shares	**	407,181
	CMO Sequoia Mortgage Tr Ser 2003-3	1.06%	7/20/2033	412,449 shares	**	387,537
	CMO Series 2005-Ar9 Cl A1A	0.74%	7/25/2045	418,952 shares	**	401,435
	CMO Wamu Mortgage	0.73%	1/25/2045	439,414 shares	**	413,828
	CMO Washington Mutual Mortgage	0.74%	8/25/2045	361,156 shares	**	335,730
	CMO Washington Mutual Mortgage	0.71%	10/25/2045	467,723 shares	**	430,807
	CMO Wells Fargo Mortgage Backed	2.74%	12/25/2034	283,042 shares	**	289,176
	Morgan Stanley ABS	1.22%	7/25/2035	380,000 shares	**	367,965
	Pvtpl CMO Citigroup Mortgage Loan	0.70%	12/25/2035	453,917 shares	**	419,961
	Pvtpl CMO Morgan Stanley Resecuritization	0.67%	8/26/2047	406,847 shares	**	387,866
	Pvtpl CMO Nomura Resecuritization	0.52%	8/26/2037	422,262 shares	**	406,083
	Structured Asset Mortgage Invts II Inc	2.48%	12/19/2034	360,983 shares	**	359,543
	Tsy Infl Ix N/B Treasury Bonds	0.76%	2/15/2045	2,290,000 shares	**	2,017,141
	United States Of America Inflation Indexed Treasury Notes	0.25%	1/15/2025	1,940,000 shares	**	1,859,436
	United States Treas Infation Notes	0.38%	7/15/2025	55,000 shares	**	53,406
	US Treasury Notes Inflation Linked	2.94%	7/15/2016	135,000 shares	**	161,553
	USA Treasury Notes	0.13%	4/15/2016	250,000 shares	**	268,331
	MFO Metropolitan West Fds	0.36%		97,885 shares	**	962,207
	United States Of America Treasury Bills	0.00%	4/7/2016	2,750,000 shares	**	2,748,922
	United States Treasury Bills	0.00%	1/7/2016	15,000 shares	**	15,000
	United States Treasury Bills	0.00%	2/25/2016	800,000 shares	**	799,903
	United States dollar	0.00%		2,015,615 shares	**	2,015,615
	Securities in transit					(22,334,003)
	Registered Investment Companies
	MFO TCW Funds Inc Emerging Markets Inc			62,482 shares	**	466,741
	MFO Metropolitan West Funds High Yield			200,950 shares	**	1,830,655
	Total AECOM Fixed Income Fund					91,400,376

	Total Investments in Separately Managed Accounts					217,495,240

	Cash					54,154,346

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.50%; Maturities ranging from 2016 to 2034			**	14,673,506

	Total investments					$1,849,009,556

*	Party-in-interest
**	Cost information not required for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AECOM RETIREMENT & SAVINGS PLAN

Dated: June 28, 2016	By:	/s/ Bernie Knobbe
Bernie Knobbe, Chairman
Americas Benefits Administration Committee
AECOM

Exhibit Index

Exhibit No.	Description

23.1	Consent of Vasquez & Company LLP

23.2	Consent of RSM US LLP